1001 Air Brake Avenue Wilmerding, PA 15148	Phone: 412.825.1000 Fax: 412.825.1305

January 25, 2019

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Transportation and Leisure
100 F Street, N.E.
Mail Stop 3720
Washington, D.C.  20549
Attention:	J. Nolan McWilliams
John Dana Brown

Re:	Westinghouse Air Brake Technologies Corporation
Amendment No. 2 to Registration Statement on Form S-4
Filed November 21, 2018
File No. 333-227444

Ladies and Gentlemen:

Westinghouse Air Brake Technologies Corporation, a Delaware corporation (“Wabtec,” the “Company,” “we,” “our” or “us”), is in receipt of the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated November 30, 2018 (the “Comment Letter”) with respect to Amendment No. 2 to our registration statement on Form S-4, filed November 21, 2018 (the “Registration Statement”).  We are concurrently filing Amendment No. 3 to the Registration Statement (the “Third Amended Registration Statement”). In light of the operational status of the Commission at the time of filing, the Company is filing the Third Amended Registration Statement without a “delaying amendment.” Accordingly, pursuant to Section 8(a) of the Securities Act of 1933, the Third Amended Registration Statement will automatically become effective on the 20th day after filing. We have been informed by General Electric Company (“GE”) that Transportation Systems Holdings Inc. (“SpinCo”) is also concurrently filing a registration statement on Form S-1 without a “delaying amendment,” having previously withdrawn its registration statement on Form 10.

Below are the Company’s responses. The responses relating to GE, GE Transportation and SpinCo have been provided to the Company by GE and its counsel.

For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response. Terms used, but not otherwise defined in this response letter, have the meanings assigned to them in the Registration Statement.

Form S-4

Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders, page 79

1.
Please name tax counsel here and clarify to the extent that the discussion on page 80 under "The Distribution" and "The Merger" represents respective counsels' opinions. Also remove the implication in the carryover paragraph on pages 79-80 that GE stockholders are not entitled to rely on the tax opinions.

Securities and Exchange Commission
January 25, 2019

Response:

As described in the explanatory note in the Third Amendment Registration Statement, the structure of the Transactions has been revised and the Distribution and Merger will no longer be structured as tax-free transactions.  Accordingly, tax counsel for GE will no longer opine that the Distribution qualifies as a distribution tax-free to GE shareholders under Section 355(a) of the Code and tax counsel for GE and Wabtec will no longer opine that the Merger qualifies as a tax-free reorganization pursuant to Section 368(a) of the Code.  In addition, the subsection titled “Tax Opinions” within the section titled “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders” has been removed.  Finally, the section titled “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders” has been revised to name Davis Polk & Wardwell LLP, tax counsel for GE, and to clarify that the entire section constitutes the opinion of tax counsel.

Exhibits

2.	Prior to effectiveness, please file executed versions of exhibits 8.1 and 8.2.

Response:

As described in the previous response, tax counsel for GE will no longer opine that the Distribution qualifies as a distribution tax-free to GE shareholders under Section 355(a) of the Code and tax counsel for GE and Wabtec will no longer opine that the Merger qualifies as a tax-free reorganization pursuant to Section 368(a) of the Code.  Accordingly, prior exhibit 8.1 has been removed.  An executed opinion of Davis Polk & Wardwell LLP, tax counsel to GE, affirming that the section titled “Material U.S. Federal Income Tax Consequences of the Distribution and the Merger to GE Stockholders” constitutes the opinion of Davis Polk & Wardwell LLP, is included as Exhibit 8.1 to the Third Amended Registration Statement.

3.
Refer to Exhibit 8.2. Please have counsel revise the second paragraph on page 2 to clarify that the discussion of material U.S. federal income tax consequences is counsel’s opinion. As currently drafted, counsel appears to opine on the manner in which the material tax consequences are described in the prospectus. For guidance, see section III.C.2 of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

As described in the previous response, tax counsel for GE will no longer opine that the Distribution qualifies as a distribution tax-free to GE shareholders under Section 355(a) of the Code and tax counsel for GE and Wabtec will no longer opine that the Merger qualifies as a tax-free reorganization pursuant to Section 368(a) of the Code.  We respectfully direct the Staff to the opinion included as Exhibit 8.1 to the Third Amended Registration Statement.

* * * * * * * * *

Securities and Exchange Commission
January 25, 2019

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (412) 825-1420.

Very truly yours,

/s/ David L. DeNinno

David L. DeNinno
Executive Vice President, General Counsel and Secretary

cc:	Patrick D. Dugan, Executive Vice President and Chief Financial Officer, Wabtec
Randi L. Strudler, Jones Day
Peter E. Devlin, Jones Day